August 10, 2018

VIA EDGAR

Larry Spirgel

Assistant Director

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Turtle Beach Corporation

Registration Statement on Form S-3 (File No. 333-226622)

Dear Mr. Spirgel:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Turtle Beach Corporation (the “Company”) hereby requests that the effectiveness of the above-captioned Registration Statement be accelerated so that it will become effective as of 4:00 p.m. Eastern Time on August 13, 2018, or as soon thereafter as practicable.

If you have any questions, or if you require additional information, please do not hesitate to contact Greg Schernecke of Dechert LLP at (215) 994-2687.

Sincerely,

/s/ John T. Hanson

John T. Hanson, Chief Financial Officer, Turtle Beach Corporation

Cc:	Joshua Shainess

Juergen Stark

Turtle Beach Corporation